Exhibit 99.3

GREAT THINGS HAPPEN WHEN YOU **OWN** GREAT REAL ESTATE

Q3/2018 **FINANCIAL RESULTS**

GAZIT GLOBE

LOCATION
LOCATION
LOCATION


G -CITY| RISHON LEZION


BRIDGE TOWER| NEW YORK


G | KFAR SABA


INTERNACIONAL SHOPPING| SÃO PAULO


G - TZAMERET | TEL AVIV


SHOPPING LIGHT| SÃO PAULO


BRICKELL GATEWAY I MIAMI I FL


CEASAR'S BAY BAZAAR I BROOKLYN I NEW YORK

 DISCLAIMER This presentation may include forward - looking statements, including forecasts, evaluations, pro forma figures, estimates and other information relating to future events and issues. Forward - looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward - looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward - looking statements and can be identified by the use of forward - looking terminology such as the words " anticipate", " believe", " could", " estimate", " expect", " intend", " may", " plan", " predict", " project", " will" and similar terms and phrases. Any forward - looking information contained in this presentation is based, in addition to existing information of the Company, on present Company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward - looking statements are based are reasonable, any of these assumptions could prove to be inaccurate, and the forward - looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward - looking statements ultimately prove to be correct. Forward - looking statements are based on current expectations and are not guarantees of future performance. Actual results and trends in the future may differ materially from those suggested or implied by any forward - looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F - 1 , Registration Statement on Form F - 3 , Annual Report on Form 20 - F and in other information we file and furnish including, but not limited to, with the Israel Securities Authority, the U. S. Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading “ Risk Factors. ” All written and oral forward - looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previo us statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit - Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with or relating to any action, contract, commitment or to the securities of Gazit - Globe Ltd. GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE

 FFO per share in the period - Excluding Regency Total Occupancy 2.10 2.37 9M/2017 9M/2018 416 418 Q3/2017 Q3/2018 2.3 % Same Property NOI growth of 2.3 % in the period compared to the same period in 2017 in the quarter % 0.5 increased by proportionate) NOI ( 0.75 0.89 Q3/2017 Q3/2018 95.3% 96.5% 30/09/2017 30/09/2018  TOTAL  * Same Property NOI in Northern Europe excluding Iso Omena, Helsinki, Finland, decreased by 0.7%. 3.1% 0.8% 0.9% 9.9% 2.3 % Canada - FCR Northern Europe * Central & Eastern Europe Brazil Israel I Million NIS I NIS FFO per share in the Quarter – Excluding Regency  Strong Operational Performance in All Territories THIRD QUARTER   GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE I NIS

 ASSET LOCATION ACQUISITION DATE COST (LOCAL CURRENCY, MILLION) COST (MILLION ILS) POPULATION 3 MILES (5KM) AVG. HOUSEHOLD INCOME IN 3 MILES (5KM) RADIUS The Edge Brooklyn, NY 02 - 07 - 18 $47 173 1,250,000 $100K Neve Gan (land) Ramat Hasharon, Israel 23 - 07 - 18 ILS 30 30 486,197 NIS 151K Savyon Shopping Center and Land Savyon, Israel 05 - 09 - 18 ILS 117 117 515,543 NIS 150K Iconic Chen Movie Theater & Leumi Bank (1) Dizengoff St., Tel Aviv October 2018 ILS 102 102 541,421 NIS 135K Total Investment ILS 422 (1) The deal with Leumi Bank is subject to conditions. SUBSIDIARY GLA (SQM) LOCATION PROJECT Citycon 24,000 Gothenburg, Sweden Molndal Galleria Gazit Brasil 8,759 Sao Paulo, Brazil Mais - Expansion Atrium 8,600 Warsaw, Poland Atrium Targowek Atrium 13,200 Warsaw, Poland Atrium Promenada - Phase 2 Atrium 4,200 Warsaw, Poland Atrium Reduta 58,759 Total 35,809 Gazit's Share (1) (1) Gazit's share - Atrium 60.1 % and Citycon 47.6%. GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE Our wholly owned subsidiaries invested NIS 422 million in the quarter in areas with strong demographics Development and redevelopment projects of approx. 59,000 sqm (Gazit's share is approx. 36,000 sqm) completed: THIRD QUARTER   RAV CHEN MOVIE THEATRE I  DIZENGOFF ST. I TEL AVIV

 GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE RECENT ACQUSITIONS GAZIT ISRAEL DIZENGOFF SQUARE I TEL AVIV

 Transportation and Accessibility - Main public transportation access point in Tel Aviv - - Located by future light rail system - - Located 500 meters from the red and green lines Area Overview Iconic Movie Theatre Recent Purchases – ~ 102 M ILS on Dizengoff Street, Tel Aviv 3 rd quarter 2018 – Main Highlights Rav Chen - Movie Theatre  RAV CHEN MOVIE THEATRE I  DIZENGOFF ST. I TEL AVIV Quarters Zoning Program - Dizengoff street is a part of quarter 3 . - The quarters zoning program was confirmed in January 2018 adding another 8 , 000 residential units to the surrounding area in addition to 36 , 000 approved residential units - Gazit building ownership : 58% - Gross Leasable Area (Gazit ’ s portion) : 2 , 238 sqm ISRAEL GAZIT ISRAEL Purchase of 2,238 sqm ( Gazit ’ s Portion) - Building is subject to historical preservation restrictions - Variety of potential uses: commercial, residential, hotel - Part of the ground floor and the gallery floor, ~ 1,710 sqm ( not owned by Gazit) GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE

 ISRAEL GAZIT ISRAEL Recent Purchases – ~ NIS 102 M on Dizengoff Street, Tel Aviv Bank Leumi – Dizengoff Center  DIZENGOFF ST. CORNER KING GEORGE ST. I TEL AVIV ILLUSTRATION OF URBAN OUTFITTERS DIZENGOFF CENTER MALL I TEL AVIV I 2018 BANK LEUMI I DIZENGOFF CENTER I TEL AVIV LEUMI BANK I TWO FLOORS - GLA of 696 sqm spread over 2 floors with a visibility to both Dizengoff and King George street. Acquired in an auction sale from Bank Leumi - The asset is leased for Urban outfitters for a period of 10 years with an option for additional 10 years. Rent is CPI linked with future escalations. (1) The del is subject to conditions.  GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE 3 rd quarter 2018 – Main Highlights

 Recent Purchases – NIS 117 M in Savyon, upscale neighborhood in the center of Israel Income producing community shopping center with a GLA of 3,200 sqm standing on a land parcel of approx. 7.4 acre SHOPPING CENTER, OFFICES AND LAND - Gazit building ownership: 100% - Purchase price (excluding transaction costs): 117 M ILS - Gross Leasable Area (Gazit ’ s portion): 3,200 sqm - Additional approved building rights: 3,700 sqm - Additional Land for mixed usage: approx. 3.7 acre Key tenants in the shopping center which have been recently renovated: Shufersal, Beta Caffe, Tony Vespa, Pharmacy, Medical aid and offices. Additional building rights of 3,700 sqm for retail and offices which are in the process of building permission. Remaining land bank of approx. 3.7 acre for future mixed uses expansion. Gazit Israel owns 13 assets with a total investment of approx . NIS 3 . 1 billion . Occupancy as of September 30 , 2018 is 97 . 5% , an increase of 0 . 7 % compared to September 30 , 2017 . Same property NOI increased 2 . 3 % compared to same period in 2017 , Same Property Sales increased by 3 . 5 % in the quarter compared to same quarter in 2017 . GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE ISRAEL GAZIT ISRAEL 3 rd quarter 2018 – Main Highlights LAND

 GAZIT GLOBE ▪ Acquisition of Wars Sawa Junior, high street retail asset in the heart of Warsaw, Poland, with a gross leasable area of 26 , 000 sqm for a total amount of € 301 . 5 million (NIS 1 . 27 billion) . An annual footfall of over 60 million in and around the asset and connection to 24 bus lines ; 6 tram lines, 2 metro lines . ▪ Divestment of an asset in Romania and 4 assets in Hungary for a total consideration of € 107 million (NIS 450 million) . ▪ Opening of Molndal Galleria in Gothenburg, 2 nd largest city in Sweden with a population of 580 thousand people . Gross leasable area of  , 000 sqm and a total investment of € 120 million (NIS 500 million) . ▪ Divestment of an asset in Bodo, Norway for € 4 million . GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE  MOLNDAL GALLERIA, GOTHENBURG, SWEDEN  WARS SAWA JUNIOR, WARSAW, PRAGUE EUROPE Continued sale of non - core assets and focusing on super urban markets

 ▪ Mais Shopping – Phase 1 of the expansion of the second floor, adding 8,750 sqm, was recently completed and government office will be opened by the end of November. Stage 2 will be occupied in February 2019 . Highest occupancy level in the mall ’ s history of 97.5%.  Gazit Brasil owns 8 assets in S ã o Paulo metropolitan area with a total investment of approx . R $ 2 . 9 billion . Occupancy as of September 30 , 2018 is 96 . 6% , an increase of 2 . 5 % compared to September 30 , 2017 . Same property NOI increased 9 . 9 % compared to same period in 2017 , Same Property Sales increased by 12 % in the quarter compared to same quarter in 2017 . SÃO PAULO GAZIT BRASIL  BUSINESS UPDATE MAIS SHOPPING: 2015 INTERNACIONAL SHOPPING MAIS SHOPPING - ILLUSTRATION ▪ Internacional  – Since acquisition in April 2018 , 22 new store leases were signed, 39 new kiosks and R$ 6.0 M of Key Money, Media and Events. Newly signed leases have also increased quality of tenant mix: Popeyes, Havanna, Bacio di Latte, Ana Capri and Burger King. GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE

 Stockholm, Helsinki, Oslo, Copenhagen, Tallinn and Tampere 25 assets HIGH POPULATION DENSITY LOW POPULATION DENSITY Strategy in Action - Focus on major cities in densely populated areas * The Company's relative share of the total value of the assets of the subsidiaries (excluding FCR). ** Including G. Kfar Saba and G. Rishon Lezion and Savyon. 8 assets 12% 4 % New York, Miami and Boston 7 assets Metropolitan of Tel Aviv** 10 assets   Central Europe: Warsaw, Prague and Wroclaw 7 assets  São Paulo OF GAZIT'S ASSET VALUE* is centered in 14 metropolitan areas compared to 69 % as at December 31 , 2017 Company's share of private directly held investments is approx . 38 % out of its assets value (expanded solo) GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE 72 % compared to 32 % as at December 31 , 2017  STRATEGY GAZIT GLOBE

 GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE FINANCIAL RESULTS Q 3  2018 G CITY I RISHON LE ’ TZION 41 WINTER STREET I BOSTON I MA

 1,200 1,247 9M/2017 9M/2018 416 418 Q3/2017 Q3/2018 GEOGRAPHIC SPREAD THIRD QUARTER 2018 – HIGHLIGHTS Proportionate NOI   increased by 2.9% 2.3 % Same property NOI growth of 2.3 % compared to same period in 2017 Proportionate NOI   increased by 0.5% 3.1% 0.8% 0.9% 9.9% 2.3 % Canada - FCR Northern Europe (2) Central & Eastern Europe Brazil Israel Million NIS Million NIS GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE Same property NOI growth of 9.9 % in Brazil and 2.3 % in Israel (1) Proportionate NOI - excluding the Company ’ s share in Regency ’ s NOI (2) Same property NOI in Northern Europe excluding Iso Omena decreased by 0.7%.

 THIRD QUARTER 2018 – HIGHLIGHTS NOI OF OUR PRIVATE SUBSIDIARIES GAZIT BRASIL – Increase of 56.8 % compared to same quarter in 2017 GAZIT ISRAEL – Increase of 2.6 % compared to same quarter in 2017 Million NIS Million BRL GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE 32 49 Q3/2017 Q3/2018 38 39 Q3/2017 Q3/2018 88 117 9M/2017 9M/2018 113 119 9M/2017 9M/2018 GAZIT BRASIL – Increase of 33.3 % compared to same period in 2017 GAZIT ISRAEL – Increase of 5.3 % compared to same period in 2017 Million NIS Million BRL

 THIRD QUARTER 2018 – HIGHLIGHTS  INCREASE IN OCCUPANCY RATE OF 1.2 % TO   5   Geographic Spread Total 95.3% 96.2% 95.4% 94.1% 96.8% 96.5% 96.1% 96.9% 96.6% 97.5 % Canada Northern Europe CEE Brazil Israel 30/09/2017 30/09/2018 95.3% 96.5 %  TOTAL  GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE • Occupancy of our private subsidiaries increased. • Brazil - Same Property Sales in the period increased by 9.7 % compared to the same period in 2017 . (In the quarter + 12.0%) • Israel - Same Property Sales in the period increased by 3.5 % compared to the same period in 2017 . (In the quarter + 2.5%)

  FFO PER SHARE  2.10 2.37 0.64 9M/2017 9M/2018% 12.9 increased by excluding Regency, per share, FFO  2.67   2.74   Excluding  Regency   FFO per share, excluding Regency, increased by 18.7% 0.75 0.89 0.20 Q3/2017 Q3/2018  Excluding  Regency  0.95  0.90  NIS NIS GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE THIRD QUARTER 2018 – HIGHLIGHTS

THIRD QUARTER 2018 – **HIGHLIGHTS**

During the period, the Company fully realized its investment in Regency Centers by divesting its remaining shares for approximately of NIS 4 billion. The decrease in FFO due to the sale of Regency shares is mostly offset by the increase in FFO from the Company's private subsidiaries, the decrease in financial costs, and the reduction in G&A expenses:



NIS
2.74
0.15
0.10
0.08
0.04
0.11
0.33
2.67
FFO 9M/2017
FFO Private Subs.
Finance and Others
G&A
Fx
FFO Public Subs.
Sale of Regency
FFO 9M/2018

LOCATION LOCATION LOCATION

GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE

17

 51.4 47.1 49.2 31/12/2017 30/9/2018 Pro Forma* LTV ( expanded solo) increased due to the depreciation of the BRL in the period, early repayments of debentures, tax payments due to the sale of Regency shares  BALANCE SHEET HIGHLIGHTS  THIRD QUARTER 2018 – HIGHLIGHTS 53.4% 55.2% 54.0% 31/12/2017 30/09/2018 Pro Forma*  LTV (consolidated ) ୭ Million NIS Equity Equity per share 52.6% 53.9% 31/12/2017 30/9/2018 9,936 9,040 9,443 31/12/2017 30/9/2018 Pro Forma * * Pro Forma – LTV (expanded solo), Shareholder's Equity and Shareholder's Equity per share as of September 30 , 2018 based on the currencies exchange rate at the date of publication (mainly due to the appreciation of the BRL) and excluding the loss from early repayment of debentures. NIS millions GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE NIS

THIRD QUARTER 2018 – **HIGHLIGHTS**

Equity Per Share Pro Forma based on the currencies exchange rate in the date of publication and excluding the loss from early repayments of debentures increased by approx. NIS 1.0 per share in the quarter



Decrease of approx. NIS 1.2 per share is due to the depreciation of the BRL, which as of September 30, 2018, appreciated ~9.9%
NIS
48.2
0.90
0.05
0.58
0.80
0.38
0.26
49.2
48.4
+1.3
47.1
Equity per share pro forma excluding the loss from early repayment of debentures.
Equity per share pro forma based on the currencies exchange rate at the date of publication
EquityPer Share as of 30.06.18
FFO
Fair value gain from Investment property including equity accounted investees
Foreign currency translation reserves net of hedge
Loss from buy back of debentures
Dividend
Other P&L items
Equity Per Share as of 30.09.18

LOCATION LOCATION LOCATION

GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE

19

FINANCIAL STRENGTH MORUMBI| SÃO PAULO KOCHAV HATZAFON | TEL AVIV GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE BRIDGE TOWER I NEW YORK I NY

 (1) Assuming refinancing NIS 3.6 billion without using other sources available for the Company with the same interest as the recent offerings of Series 13 debentures of 2.78%. • Financial costs savings of NIS 40 million annually . • Expected savings by 2022 of approx . NIS 21 million annually through refinancing of NIS 3 . 6 billion which bear a weighted average interest of approx . 5% • T he Company and its wholly owned subsidiaries released unencumbered assets in the aggregate amount of NIS 1 . 5 billion (US $ 413 million) and as of September 30 , 2018 the Company and its wholly owned subsidiaries have unencumbered assets in the amount of NIS 5 . 1 billion (US $ 1 . 4 billion) which comprises approximately 74 % of the Company ’ s and its wholly owned subsidiaries ’ properties . • Unencumbered assets and cash, cash equivalent and unused revolving credit facilities / Unsecured Debt = 1 . 4 LIQUIDITY AND FINANCIAL STRENGTH (1) GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE 4.8% 4.1% 30/09/2017 30/09/2018 Weighted Average Interest (expanded solo decreased by 0.7%) 4.1 4.6 6/30/2018 9/30/2018 ▪ Refinancing of NIS 2 billion debentures with a weighted average interest of approx . 5 . 5% ▪ Repurchases of series 4 and series 10 debentures for a total consideration of approximately NIS 1 billion ▪ Repayments of series 3 , series 9 and series 11 debentures in the amount of approx . NIS 1 billion . ▪ Raised NIS 1 . 8 billion of Series M debentures which bear an interest of 2 . 78% ▪ The Company and its wholly owned subsidiaries released unencumbered assets in the aggregate amount of NIS 1 . 5 billion (US $ 413 million) Duration Increased from 4.1 years to 4.6 years Duration of debentures only - 5 years

 0 828 1,043 904 904 1,117 1,177 1,004 1,094 911 730 8.5% 10.7% 9.3% 9.3% 11.5% 12.1% 10.3% 11.3% 9.4% 7.5% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 0 500 1,000 1,500 2,000 2,500 3,000 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 ʤʩʸʧʠʬʥ            (*) Adjusted for Series M debentures issuance of NIS 554 million at October 23 , 2018 .  (**) Repayments in 2019 include Series 10 principal of NIS  m with coupon of 6.5 % which is secured  by part of G City in Rishon Lezion, Israel. (**) WELL STAGGERED DEBT MATURITY SCHEDULE - EXPANDED SOLO AS OF  / 9 /  * ▪ Weighted average debt maturity: 5 years ▪ Weighted a verage interest rate: 4.  % Million NIS 2028 and thereafter GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE

 Adi Jemini EVP & CFO   CONTACT INFORMATION Doron Lavi Segelson Head of Investor Relations + 972.3.6948037   dlavi@gazitgroup.com THANK YOU FOR YOUR TIME. GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE